Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@eversheds-sutherland.com

June 30, 2023

Samantha A. Brutlag

Senior Counsel

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:	American Marketplace Capital Corporation, File No. 000-56514

Dear Ms. Brutlag:

On behalf of American Marketplace Capital Corporation (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated February 24, 2023 regarding the Company’s registration statement on Form 10 (File No. 000-56514) (the “Registration Statement”), as filed with the SEC on January 25, 2023. The Staff’s comments are set forth below and are followed by the Company’s responses. Where applicable, revisions to the Registration Statement referenced in the below responses are set forth in a new Registration Statement on Form 10, concurrently filed herewith.

EXPLANATORY NOTE

1.	Page 3 includes a summary of risks presented in bullet-point form, which is important information that should be given prominence. Consider making this text bold and/or larger font to draw attention to this disclosure. We also suggest that the bullets appear in bold and in a larger font immediately above the signature line on the subscription agreement.

Response: The Company has made the text bold in the summary of risks section. Further, the Company will include the summary risks in bold type immediately above the signature line in the form of subscription agreement.

ITEM 1. BUSINESS

The Company - American Marketplace Capital Corporation

2.	Investment Objective. The disclosure on page 7 states that the Company intends to achieve its investment objective “by investing in a portfolio composed primarily of merchant cash advances (‘MCAs’) to small and middle-market companies” and that “MCAs provide alternative financing to a traditional small-business loan.” It also states that “[t]he Company will gain exposure to MCAs as follows: (i) purchasing individual MCAs, or a pool of MCAs, directly from MCA Providers; (ii) by purchasing a portion of an MCA or pool of MCAs (a “Participation Interest”) from MCA Providers; and (iii) to a lesser extent, by originating MCAs directly.” In addition, the disclosure states that the Company is unaware of other BDCs or closed-end funds that principally invest in MCAs.

a.	If true, please clarify in the disclosure that the Company will invest in a portfolio composed primarily of MCAs to small and middle-market companies in the United States and that the MCAs and Senior Loans will be made to private companies only.

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Samantha A. Brutlag Page 2

b.	Please briefly explain further in this section what MCAs are and how they work, including how they differ from traditional small-business loans. Since the Company invests principally in MCAs, it is important for investors to understand what MCAs are in order to understand the Company's business.

c.	Please explain to the staff (i) why MCAs should be deemed "securities" for purposes of Section 2(a)(48) of the Investment Company Act of 1940, as amended (the “1940 Act”) and (ii) why an MCA, including if bought via participation, would be considered a "qualifying asset" under Section 55(a) of the 1940 Act.

d.	Please explain to the staff whether the funding structures for MCAs, including MCA participations, could be found to involve the issuance of unregistered securities, and what, if any, exemptions from registration would apply.

e.	Please explain to the staff how the Company and MCA providers chosen by the Company will structure MCA participations and transactions in a manner that complies with securities laws.

Response:

a.	The Company has revised the disclosure on page 7 of the Registration Statement to clarify that the Company’s investment portfolio will be comprised primarily of MCAs to small- and middle-market United States companies (“Merchants”) and Senior Loans to privately owned United States companies.

b.	The Company has added additional disclosure to page 7 of the Registration Statement, further describing what MCAs are and how they work, including how they differ from traditional small-business loans.

c.	The Company believes that, for the purposes of Section 2(a)(48) of the 1940 Act, investments in MCAs are investments in “securities.” The 1940 Act does not specifically address whether an MCA is a security; however, the Company believes that its MCA investments would be structurally comparable to unsecured debt investments made by BDCs and registered closed-end funds, which are treated as securities for purposes of the 1940 Act. In both cases, whether it be the Company investing in an MCA or a BDC that invests in subordinated debt of its portfolio companies, capital is provided to a Merchant or portfolio company, which the Merchant or portfolio company is then obligated to repay based on a certain repayment schedule. While an MCA may technically not be considered a loan, and instead a contract for the purchase of future receivables, the Company does not believe that this difference should result in one such structure being a security, and the other not for purposes of Section 2(a)(48). Further, Section 3(c)(5)(A) exempts from the definition of investment company, companies that are in the business of “[p]urchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services,” subject to certain additional requirements. This exemption covers companies that engage in “factoring” (i.e., purchasing invoices/accounts receivable at a discount) and implies that the SEC believes that factoring contracts are securities for purposes of the 1940 Act. While MCAs are contracts for future receivables as opposed to existing invoices, the structures are analogous in that both involve providing capital in exchange for receivables. Because the Company believes that MCAs are securities for purposes of the 1940 Act, if the Company purchases an MCA (or a Participation Interest of a single MCA) of a Merchant that qualifies as an eligible portfolio company, this investment would be considered a “qualifying asset” under Section 55(a) of the 1940 Act. The Company acknowledges that, generally, an investment in a structured pool of MCAs via a Participation Interest may not be considered a “qualifying asset” and, as such, the Company would only invest in such participations outside of the “70% bucket.”

Samantha A. Brutlag Page 3

d.	Without taking a position regarding whether the sale of an MCA Participation Interest constitutes the issuance of an unregistered security, the Company intends to invest in Participation Interests that are structured in compliance with Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and/or the private offering rules of Regulation D under the Securities Act. Similarly, without taking a position regarding whether the sale of an individual MCA, in its entirety, constitutes the issuance of an unregistered security, the Company notes that its investments in MCAs will be completed via private transactions that do not involve a public offering or general solicitation (See Section 4(a)(2) of the Securities Act).

e.	As stated above, the Company intends to invest in Participation Interests that are structured in compliance with Section 4(a)(2) and/or Regulation D under the Securities Act.

Investment Process Overview

3.	Page 17 states "MCA Providers will receive a portion of the cash flow generated from each MCA they originate or service in the form of a technology and servicing fee." Please explain to the staff:

a.	whether these fees will be reflected in the fee table and, if excluded, the basis for such determination.

b.	whether the Company or Adviser will enter into agreements for such technology and servicing activities, and if so, whether such agreements will be filed as exhibits to the Registration Statement.

Response:

a.	The fees received by the MCA Providers will not be reflected in the fee table. When a Merchant makes a payment on an MCA, the MCA Provider fee is extracted by the MCA Provider prior to the Company receiving the payment. MCA Provider fees are not paid by the Company, and therefore, would also not be reflected in the Company’s statement of operations or financial highlights as an expense.

b.	The Company intends to enter into agreements with MCA Providers. The Company will file such agreements as exhibits to its registration statement.

Types of Investments

4.	Merchant Cash Advances. Page 17 includes a brief description of MCAs. Please bolster this description to explain further how MCAs differ from traditional small-business loans. For example, the disclosure could (i) explain that a business does not need to have good credit or put up collateral to receive an MCA, (ii) describe any fees that are commonly charged in addition to the factor rate (such as origination and administrative fees), (iii) explain how the repayment schedules typically work (e.g., that the MCA company can take the predetermined “hold-back rate” each day or week until the loan is paid in full, either by taking payments directly from the business’s daily credit card sales or through direct ACH withdrawals from the business’s checking account), and (iv) address any other nuances (e.g., penalties for paying off the debt more quickly than originally scheduled).

Response: The Company has added additional disclosure under “Types of Investments” further describing what MCAs are and how they work as requested.

Samantha A. Brutlag Page 4

5.	Senior Loans. Page 17 includes a brief description of the Senior Loans in which the Company will invest. Please bolster this description to disclose the following additional information:

a.	the lien priority of the Senior Loans (e.g., first lien, second lien, etc.);

b.	the Company’s sourcing process for Senior Loan opportunities, including whether the Company will purchase the Senior Loans or originate them directly, and whether the loans will be liquid (i.e., syndicated).

Response: The Company has revised its disclosure to further describe the characteristics of the Senior Loans that it intends to invest in.

6.	On page 7, the disclosure states “we may also consider investments in investment funds that are operating pursuant to certain exceptions to the 1940 Act, as well as in debt and equity of companies located outside of the United States and debt and equity of public companies that would not be qualifying assets because their market capitalization of publicly traded equity securities exceeds the levels provided for in the 1940 Act.”

a.	Please include these "opportunistic investments" in the “Types of Investments” section on page 17.

b.	Please provide more detail as to what types of investment funds the Company will invest in, and their underlying assets and investment strategies.

c.	Please add risk factors associated with investments in investment funds, equity (including public), and non-senior loan debt investments in the “Risk Factors” section.

Response:

a.	The Company has revised the disclosure on page 17 of the Registration Statement to include opportunistic investments as a type of investment.

b.	The Company does not have any current plans to invest in investment funds, but may do so in the future. For example, the Company may invest in private funds that provide exposure to MCAs or private equity funds, venture funds or other similar funds to the extent that the Adviser believes such investments align with the Company’s overall goal to provide financing to small and mid-size companies.

c.	The Company has added the requested risk factors to the Registration Statement.

Liquidity Event

7.	The following disclosure on page 19 refers to both a “Fundraising Period” and an “offering period”: “We intend to explore a potential liquidity event for our Stockholders between [five] and [seven] years following the completion of our Fundraising Period, which includes our private offering and any subsequent private or public offering of our shares of Common Stock; however, the offering period may extend for an indefinite period. We may explore or complete a liquidity event sooner or later than that time period.” Please revise the disclosure to clarify the difference between the Fundraising Period and the offering period, and explain further how the timing of the Liquidity Event relates to each.

Response: The Company has revised its disclosure to remove references to “offering period” as the offering period is not meant to refer to something different than the “Fundraising Period.”

Samantha A. Brutlag Page 5

ITEM 1A. RISK FACTORS

8.	Pages 35-36 include a bulleted summary of principal risks.

a.	Please consider including a bullet point addressing the main risks associated with purchasing, originating, and investing in MCAs. For example, the Company could highlight that there is a significant risk of default on these types of advances, and that the industry is largely unregulated. If added, a similar bullet point should also be included in the bulleted summary of risks in the “Explanatory Note.”

b.	The final bullet point on page 36 states “Our investments in merchant cash advance loans may be risky, and we could lose all or part of our investments.” Please add Senior Loans to this risk factor.

Response:

a.	The Company has revised its disclosure to include a summary MCA risk factor.

b.	The Company has revised the risk factors on page 36 of the Registration Statement to include Senior Loans in the referenced risk factor.

9.	Pages 36-55 present a long list of the Company's risk factors separated by headings.

a.	Please consider clarifying which of these risks are principal and which are non-principal.

b.	The “Risks Associated with MCAs” appear on pages 52-53.

i.	Since MCAs are a principal part of the Company's business and they currently appear near the end of the risk factors presented, please consider moving these risks higher on the list to give them more prominence. Alternatively, the Company could address some of the key risks associated with MCAs under “Risks Related to the Company's Business and Structure” on pages 36-45.

ii.	Page 52 includes a risk factor titled “The MCA industry is largely unregulated and changes in regulations could adversely affect the Company's business.” Please bolster this risk disclosure to include a discussion on litigation regarding whether an MCA is a loan, and the associated risks if it were a loan (e.g., usury).

c.	The “Risks Associated with Senior Loans” appear on pages 53-55. Please bolster this disclosure by adding risk factors associated with the lien priority of Senior Loans (e.g., second lien loans may be considered "Senior" but are of lower priority than first lien).

Response:

a.	The Company does not believe it is appropriate to identify certain risk factors a “principal” or “non-principal” and does not believe that such determination is required by the instructions to Form 10 or the disclosure requirements found under Regulation S-K. Therefore, the Company has not revised its disclosure as requested.

Samantha A. Brutlag Page 6

b.	The Company has moved “Risks Associated with MCAs” to the beginning of the “Risk Factors” section. The Company has revised the risk factor titled “The MCA industry is largely unregulated and changes in regulations could adversely affect the Company’s business to include the potential consequences to the industry if the courts were to determine that MCAs are loans.

c.	The Company has revised this section as requested.

ITEM 2. FINANCIAL INFORMATION

Discussion of the Company’s Expected Operating Plan

10.	Revenues. The disclosure on page 56 states “We plan to generate revenues in the form of interest income from the debt securities we hold.”

a.	If “debt securities” refers to MCAs, please explain to the staff whether and why this is an accurate representation. In your response, please address whether the Company believes MCAs are “loans” and/or “securities” and why.

b.	Please explain to the staff whether “interest income” refers to the MCA “factor rate” and if so, why this is an accurate representation.

c.	Please explain and/or provide an example of how any revenue from the MCAs works in connection with the two components of the incentive fee (i.e., income vs. capital gain) and how it will be reflected in the Company's performance.

Response:

a.	The Company has revised the “Revenues” section to clarify what revenue means with respect to MCAs. The term “debt securities” does not refer to MCAs, and the disclosure has been revised to reflect this.

b.	See response to 10.a.

c.	For purposes of calculating incentive fees and performance of the Company, MCAs will be treated similar to bonds or other debt instruments, except instead of calculating income based on an interest rate, income is calculated based on a factor rate. Each periodic payment made by a Merchant will be comprised of a repayment of the original advance (or “principal”) and an additional amount that reflects the factor rate (similar to the concept of payment of principal and interest on a loan). To clarify this, the Company has revised the definition of “pre-incentive fee net investment income” to include income generated from MCAs. With regards to the capital gains incentive fee, the Company does not anticipate paying such fee unless the Company originates an MCA and subsequently sells it at a gain. Please refer to the response to Comment 16 for additional information regarding the valuation of MCAs.

Financial Condition, Liquidity and Capital Resources

11.	Quantitative and Qualitative Disclosures about Market Risk - Valuation Risk. The Valuation Risk on page 56 states that most of the company's investments will be valued at fair value but the first sentence suggests that the risk addresses only MCAs. Will all investments be valued at fair value and/or will the Company invest in more liquid investments that may be valued via other methodologies?

Response: All investments that do not have readily available market quotations will be fair valued in accordance with ASC 820 and the Company’s policies and procedures.

Samantha A. Brutlag Page 7

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with Related Persons, Promoters and Certain Control Persons

12.	Have you, the Investment Adviser, or any of your affiliates granted, or do you, the Investment Adviser, or any of your affiliates intend to grant, preferential rights or terms with respect to the Fund, its shares, its investments, and/or its activities to certain investors that are not available to other investors, via side letter or otherwise?

Response: The Company has no current intention to grant preferential rights or terms related to an investor or category of investors that are not available to other investors.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

13.	The Exhibit Index currently includes only the Company's Articles of Incorporation. Please inform the staff if the Company plans to include additional exhibits, such as its Bylaws or Declaration of Trust and other material contracts (e.g., Subscription Agreement, Investment Advisory Agreement, Administration Agreement, Custody Agreement, Form of Dividend Reinvestment Plan, Form of Indemnification Agreement for Directors and Officers, and License Agreement).

Response: The Company undertakes to file the following in a subsequent amendment to the Registration Statement: (i) Articles of Amendment and Restatement; (ii) Form of Bylaws; (iii) Form of Subscription Agreement; (iv) Investment Advisory Agreement; (v) Administration Agreement; (vi) Dividend Reinvestment Plan; (vii) Custody Agreement; and (viii) any other exhibits required to be filed under Item 15.

ACCOUNTING COMMENTS

General

14.	Please explain to the staff whether the Company currently owns any portfolio holdings, or intends to own any portfolio holdings, prior to effectiveness of the registration statement. Also, please explain whether the Company has entered into, or intends to enter into, any warehousing transaction for purposes of establishing the initial investment portfolio of the Company.

Response: The Company does not currently own any portfolio holdings and has not entered into any warehousing transaction for purposes of establishing an initial portfolio.

Organization and Offering Expenses

15.	Please explain to the staff how the Company intends to account for any organization and offering costs incurred, including references to any applicable sections of U.S. GAAP.

Response: The Company has included disclosure under “Discussion of the Company’s Expected Operating Plan” related to how it will account for organization and offering costs. To date, all such expenses have been borne by the Adviser as disclosed on page [56] of the Registration Statement.

Samantha A. Brutlag Page 8

Valuation of Portfolio Securities

16.	Please describe to the staff the valuation policies of the Company with regards to MCA holdings.

Response: The Company has included additional disclosure under “Determination of Net Asset Value” related to how it will value its investments in MCAs. The valuation of an MCA is similar to the valuation of a bond or other debt instrument. The MCA is initially valued at cost, and then value is adjusted after each periodic payment based on the amount paid by the Merchant and the establishment of a loss reserve (i.e., an income statement expense meant to accommodate for uncollected loan payments and potential default risk). The loss reserve is initially set at a rate based on historical industry-wide MCA default rates and other market factors, and then adjusted based on the actual payment activity of the Merchant. For example, if a Merchant consistently makes periodic payments in the correct amount, the loss reserve will be reduced over time, however, if a Merchant misses a payment, the loss reserve will be increased. The rate of increase or decrease of the loss reserve is calculated using a rules-based methodology that considers various factors, including frequency and amount of missed payments, timing of missed payments, and the length of the MCA repayment period, among others.

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Should you have any questions concerning this response, please contact me at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton
Owen J. Pinkerton